UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                                 QPQ CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    459951109
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP No. 459951109

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             F.T. Trading

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                   [ ]

   6    Citizenship or Place of Organization
             Republic of Ireland

                  7    Sole Voting Power
                            0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             888,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                            888,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             888,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [ ]

   13   Percent of Class Represented By Amount in Row (11)
             7.3%

   14   Type of Reporting Person
             OO

   CUSIP No. 459951109

   1    Name of Reporting Person

        S.S. or I.R.S. Identification Number of Above Person (optional)

             John T. Porter

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [ ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                            0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             888,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                            888,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             888,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [ ]

   13   Percent of Class Represented By Amount in Row (11)
             7.3%

   14   Type of Reporting Person
             IN

   CUSIP No. 459951109

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Brian D. Porter

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [ ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                            0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             888,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                            888,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             888,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                                   [ ]

   13   Percent of Class Represented By Amount in Row (11)
             7.3%

   14   Type of Reporting Person
             IN

   Item 1.   Security and Issuer

        This Schedule 13D is being filed jointly by F.T. Trading ("F.T. Trading"), John T. Porter and Brian D. Porter (the "Group") and relates to the common stock, $.01 par value (the "Common Stock"), of QPQ Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1000 Lincoln Road, Suite 206, Miami Beach, Florida 33139. The joint filing agreement of the members of the Group is filed herewith as
   Exhibit 1.

   Item 2.   Identity and Background

        (a)-(c) F.T. Trading is an Irish unlimited company. The address of F.T. Trading's principal business and its principal office is 78 Cannon Street, London EC4N 6HH, England. The principal business of F.T. Trading is futures trading. The directors of F.T. Trading are John T. Porter and Brian D. Porter. The only officer of F.T. Trading is its Vice President, Anthony Ardizzone; his principal business is futures trading for F.T. Trading and his business address is the same as that of F.T. Trading.

        The owners of F.T. Trading (the "Owners") are two Illinois limited liability companies, J&B Trading, L.L.C. ("J&B Trading") and Future Trade, L.L.C. ("Future Trade"). The business address of both J&B Trading and Future Trade is 141 West Jackson, Suite 1792, Chicago, Illinois 60604.
   The owners of J&B Trading are John T. Porter and Ann T. Porter; John T. Porter has voting control of J&B Trading. John T. Porter and Ann T. Porter are married. The owners of Future Trade are Brian D. Porter and Dana T. Porter; Brian D. Porter has voting control of Future Trade. Brian
   D. Porter and Dana T. Porter are married.

        The principal occupation of John T. Porter and Brian D. Porter is futures trading. Their business address is 141 West Jackson, Suite 1792, Chicago, Illinois 60604. The principal occupation of Ann T. Porter and Dana T. Porter is homemaker.

        (d)-(e) During the past five years, none of F.T. Trading, Anthony Ardizzone, John T. Porter, Brian D. Porter, Ann T. Porter, Dana T. Porter or the Owners has been convicted in a criminal proceeding (excluding traffic violations).

        During the past five years, none of F.T. Trading, Anthony Ardizzone, John T. Porter, Brian D. Porter, Ann T. Porter, Dana T. Porter or the Owners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Anthony Ardizzone, John T. Porter, Brian D. Porter, Ann T. Porter and Dana T. Porter are citizens of the United States.


   Item 3.   Source and Amount of Funds or Other Consideration

        The amount of funds expended to date by F.T. Trading to acquire its shares as reported herein is $300,000. Such funds were cash provided from working capital of F.T. Trading. For a description of the method of acquisition, see Item 5(c).


   Item 4.   Purpose of Transaction

        The Group acquired the shares reported herein for investment purposes. The Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
   (j), inclusive, of Item 4 of Schedule 13D.


   Item 5.   Interest in Securities of the Issuer

        (a) By virtue of their separate control over the Owners, John T. Porter and Brian D. Porter are each deemed to own beneficially all of the 888,000 shares of the Common Stock that the Partnership owns, constituting approximately 7.3% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares reported on a Form S-8 filed by the Issuer on June 13, 1997. None of Anthony Ardizzone, John T. Porter, Brian D. Porter, Ann T. Porter, Dana T. Porter or the Owners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by F.T. Trading itself.

        (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 888,000 shares are made jointly by the holders of voting control of the Owners (i.e, John T. Porter and Brian D. Porter). As such, they share voting and investment power with respect to those shares.

        (c) On March 13, 1997, F.T. Trading acquired a convertible debenture (the "Debenture") from the Issuer in the face amount of $300,000. On April 30, 1997, F.T. Trading converted $10,000 of the Debenture into 27,705 shares of the Common Stock. On April 30, 1997, F.T. Trading sold on the Nasdaq SmallCap market 5,000 shares of the Common Stock at a price of $.50 per share and 2,000 shares of the Common Stock at a price of $.375 per share. On May 2, 1997, F.T. Trading sold 5,000 shares of the Common Stock on the Nasdaq SmallCap market at a price of $.438 per share. On June 12, 1997, in exchange for the entire face amount of the Debenture (including the $10,000 previously converted), F.T. Trading received from the Issuer a certificate for 900,000 shares of the Common Stock. Accordingly, on June 13, 1997, F.T. Trading acquired 872,295 shares of the Common Stock and had a total ownership of 888,000 shares of the Common Stock.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
             Securities of the Issuer.

        See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

   Item 7.   Material to be Filed as Exhibits

        No.       Description

        1         Joint Filing Agreement

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     July 3, 1997


                                 F.T. TRADING


                                 /s/ Anthony Ardizzone
                            By:  Anthony Ardizzone,
                                 Vice President


                                 /s/ John T. Porter
                                 John T. Porter


                                 /s/ Brian D. Porter
                                 Brian D. Porter